UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EASTERN INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

276534104

(CUSIP Number)

Paul R. Burke

Northaven Management, Inc.

375 Park Avenue

Suite 2709

New York, New York 10152

(212) 798-0304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Partners, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 262,893
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 262,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Partners II, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 20,391
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 20,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Partners III, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 194,689
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 194,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,689
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Offshore, Ltd. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 37,232
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 37,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Associates, LLC. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 515,205
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 515,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Management, Inc. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 515,205
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 515,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Paul R. Burke IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,783
8 SHARED VOTING POWER 515,205
9 SOLE DISPOSITIVE POWER 5,966
10 SHARED DISPOSITIVE POWER 515,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Richard Brown IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 515,205
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 515,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Amendment No. 3 to the Statement on Schedule 13D is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northhaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke, and Richard Brown (together with the Northaven Entities, the “Reporting Persons”), relating to the common stock, no par value per share, of Eastern Insurance Holdings, Inc. (the “Issuer” or the “Company”), a Pennsylvania business corporation, and supplements and amends the Statement on Schedule 13D originally filed by the Northaven Entities on June 21, 2006.

Item 2.	Identity and Background

The disclosure in Item 2 is hereby amended and restated to read in its entirety as follows:

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization/Citizenship
Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Company	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	General Partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P.	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Advisor	New York

Paul R. Burke	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

Richard Brown	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following:

Pursuant to a Stock Purchase Agreement dated February 26, 2008, Northaven Partners, L.P., Northaven Partners II, L.P., Northhaven Partners III, L.P. and Northaven Offshore, Ltd. sold 500,000 shares of Company common stock back to the Company. Because of the appreciation of the market value of the Company’s common stock, the Reporting Persons’ investment in the Company has risen as a percentage of the Reporting Persons’ total holdings. Accordingly, the Reporting Persons sold the Company’s common stock to diversify its holdings.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)

(i) Northaven Partners, L.P. beneficially owns 262,893 shares, representing 2.7% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Northaven Partners, L.P. does not have sole voting power over any of its shares. Northaven Partners, L.P. has shared voting power over 262,893 of its shares. Northaven Partners, L.P. does not have sole dispositive power over any of its shares. Northaven Partners, L.P. has shared dispositive power over 262,893 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 20,391 shares, representing 0.2% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Northaven Partners II, L.P. does not have sole voting power over any of its shares. Northaven Partners II, L.P. has shared voting power over 20,391 of its shares. Northaven Partners II, L.P. does not have sole dispositive power over any of its shares. Northaven Partners II, L.P. has shared dispositive power over 20,391 of its shares.

(iii) Northaven Partners III, L.P. beneficially owns 194,689 shares, representing 2.0% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Northaven Partners III, L.P. does not have sole voting power over any of its shares. Northaven Partners III, L.P. has shared voting power over 194,689 of its shares. Northaven Partners III, L.P. does not have sole dispositive power over any of its shares. Northaven Partners III, L.P. has shared dispositive power over 194,689 of its shares.

(iv) Northaven Offshore, Ltd. beneficially owns 37,232 shares, representing 0.4% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Northaven Offshore, Ltd. does not have sole voting power over any of its shares. Northaven Offshore, Ltd. has shared voting power over 37,232 of its shares. Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares. Northaven Offshore, Ltd. has shared dispositive power over 37,232 of its shares.

(v) Northaven Associates, LLC. beneficially owns 515,205 shares, representing 5.2% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Northaven Associates, LLC. does not have sole voting power over any of its shares. Northaven Associates, LLC. has shared voting power over 515,205 of its shares. Northaven Associates, LLC. does not have sole dispositive power over any of its shares. Northaven Associates, LLC. has shared dispositive power over 515,205 of its shares.

(vi) Northaven Management, Inc. beneficially owns 515,205 shares, representing 5.2% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Northaven Management, Inc. does not have sole voting power over any of its shares. Northaven Management, Inc. has shared voting power over 515,205 of its shares. Northaven Management, Inc. does not have sole dispositive power over any of its shares. Northaven Management, Inc. has shared dispositive power over 515,205 of its shares.

(vii) Paul R. Burke and Richard Brown, as members of Northaven Associates, LLC, may each be deemed to beneficially own 515,205 shares, representing 5.2% of the 9,879,458 outstanding shares of the Issuer’s common stock as of February 26, 2008. Paul R. Burke and Richard Brown do not have sole voting power over any of the shares. Paul R. Burke and Richard Brown have shared voting power over 515,205 of the shares. Paul R. Burke and Richard Brown do not have sole dispositive power over any of the shares. Paul R. Burke and Richard Brown have shared dispositive power over 515,205 of the shares. Paul R. Burke has the power to vote the 8,522 shares of restricted stock granted to him by the Company on January 3, 2007 pursuant to the Company’s 2006 Stock Incentive Plan. Paul R. Burke also has the right to acquire sole voting power of 4,261 shares pursuant to a stock option for 21,304 shares granted on January 3, 2007 pursuant to the Company’s 2006 Stock Incentive Plan which vests ratably over five years. Paul R. Burke has dispositive power over 5,966 of such shares.

(c) Other than the transactions reported in Item 4 of this Amendment No. 3 to Schedule 13D, none of the Reporting Persons have effected any transactions in the Issuer’s common stock within the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Persons as described in Items 5(a) and 5(b).

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.3: Joint Filing Agreement, dated March 7, 2008, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc, Paul R. Burke and Richard Brown.

Exhibit 99.4: Stock Purchase Agreement, dated February 26, 2008, among Eastern Insurance Holdings, Inc,., Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P. and Northaven Offshore, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2008

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner
			By:	/s/ Paul R. Burke
			Name:	Paul R. Burke
			Title:	Director
	By:	/s/ Paul R. Burke
	Name:	Paul R. Burke
	Title:	Member	NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,		By:	/s/ Paul R. Burke
	as General Partner		Name:	Paul R. Burke
			Title:	Member

	By:	/s/ Paul R. Burke	NORTHAVEN MANAGEMENT, INC.
	Name:	Paul R. Burke
	Title:	Member

NORTHAVEN PARTNERS III, L.P.			By:	/s/ Paul R. Burke
			Name:	Paul R. Burke
By:	Northaven Associates, LLC,		Title:	Vice President
as General Partner

	By:	/s/ Paul R. Burke	/s/ Paul R. Burke
	Name:	Paul R. Burke	Paul R. Burke
	Title:	Member

/s/ Richard Brown
Richard Brown

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.3	Joint Filing Agreement, dated March 7, 2008, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc, Paul R. Burke and Richard Brown.

99.4	Stock Purchase Agreement, dated February 26, 2008, among Eastern Insurance Holdings, Inc,., Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P. and Northaven Offshore, Ltd.